ROPES & GRAY
                             ONE FRANKLIN SQUARE
                             1301 K STREET, NW
                             SUITE 800 EAST
                             WASHINGTON, DC 20005
                             (202) 626-3967

March 8, 2001

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

           Re:  Huntington Funds 485A February 15, 2001 Filing-
                CIK No. 0000810695
           Request for Withdrawal of Amendment to Registration Statement on Form 485APOS;
           File No. 033-11905

Ladies and Gentlemen:

The registrant, Huntington Funds/MA/, requests a withdrawal of the following amendment pursuant to Rule 477(a) under the Securities Act of 1933:

           Date of Filing:   February 15, 2001
           Time of Filing:       16:18
           Accession
           Number:           0000935609-01-000074
           Company:          Huntington Funds/MA/
           Form Type:        485APOS
           File Number:      033-11905
           CIK Number:       0000810695
           CCC Number:       3@hcmfcw

Sincerely,


*/s/John Leven              Treasurer and Chief
--------------
John Leven                  Financial Officer

*Executed on behalf of the indicated person by the undersigned, pursuant to power of attorney attached hereto.

By: /s/Alyssa Albertelli
------------------------
Alyssa Albertelli

                                POWER OF ATTORNEY

         The undersigned, being the Treasurer and Chief Financial Officer of the Huntington Funds, does hereby constitute and appoint Martin E. Lybecker, Alan G. Priest, and Alyssa Albertelli, each individually, his true and lawful attorneys and agents, with power of substitution or resubstitution, to do any and all acts and things and to execute any and all instruments that said attorneys and agents, each individually, may deem necessary or advisable or which may be required to enable the Huntington Funds to comply with the Investment Company Act of 1940, as amended, and the Securities Act of 1933, as amended ("Acts"), and any rules, regulations or requirements of the Securities and Exchange Commission in respect thereof, and in connection with the filing and effectiveness of any registration statement or statement of the Huntington Funds pursuant to said Acts and any and all amendments thereto (including post-effective amendments), including specifically, but without limiting the generality of the foregoing, the power and authority to sign in the name and on behalf of the undersigned as an Controller, Treasurer and Chief Financial Officer of the Huntington Funds any and all such amendments filed with the Securities and Exchange Commission under said Acts, any Notification of Registration under the Investment Company Act of 1940 and any other instruments or documents related thereto, and the undersigned does hereby ratify and confirm all that said attorneys and agents, or any of them, shall do or cause to be done by virtue thereof.

SIGNATURE                       CAPACITY                            DATE
---------                       --------                            ----


/S/JOHN LEVEN              Treasurer and Chief                  December 6, 2000
-------------
John Leven                 Financial Officer